SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ No. 06.164.253/0001-87

NIRE 35.300.314.441

ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE ON THE COMPANY’S FINANCIAL STATEMENTS

The Statutory Audit Committee (“CAE”) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), and is comprised of three independent members that make up the Board of Directors, who are elected by the directors on an annual basis, one of them being qualified as a Financial Expert. The CAE has as its main functions, according to its internal regulations: to supervise the quality and integrity of the reports and financial statements, the adherence to legal, regulatory and statutory rules, the adequacy of the processes related to risk management, internal control policies and procedures, and the activities of the internal auditors. Additionally, the CAE supervises the work of the independent auditors, including their independence, the quality and adequacy of the services provided, as well as any divergences of opinion with management, and approves the fees charged by them.

Supervises the disposition of the independent auditors on their registration and exercise of the auditing activity in the Brazilian securities market (CVM), besides performing the Audit Committee function, in compliance with the Sarbanes Oxley Act, to which the Company is subject as it is a company registered with the Securities and Exchange Commission (“SEC”). The transactions with related parties, the activities related to risk monitoring and compliance, and the functioning of the complaints and information channel convened are also supervised by the CAE.

The activities developed by CAE, through the holding of 6 (six) meetings in the year ended December 31, 2022 comprise:

The CAE coordinator set the agendas and chaired the CAE meetings;

Evaluated the annual work plan and discussed the results of the activities performed by the independent auditors for the 2022 fiscal year;

Supervised the activities and performance of the Company’s internal audit, analyzing the annual work plan, discussing the results of the activities performed and the reviews carried out. The issues raised by the internal audit about improvements in the internal control environment are discussed with the responsible managers/officers with the aim of continuous improvements being implemented.

Supervised and reviewed the effectiveness, quality, and integrity of internal control mechanisms in order to, among other things, monitor compliance with the provisions related to the integrity of financial statements, including quarterly financial information and other interim statements;

Jointly with the Management and the internal auditors, it supervised contracts of several natures between the Company or its subsidiaries, on one side, and the controlling shareholder, on the other side, in order to check the adequacy to the Company’s policies and controls regarding related party transactions;

He met with the independent auditors, Ernst & Young Auditores Independentes S/S Ltda., for purposes of compliance with CVM and U.S. Securities and Exchange Commission requirements, having dealt with the following subjects, among others: the hiring, relationship and communication between the CAE and the external auditors, the scope of the auditors’ work, as well as the conclusions presented through the execution of the independent auditors’ work plan; and

Prepared the report on the activities and functioning of the CAE during the year 2022, following good corporate governance practices as well as the applicable regulations.

Internal Control Systems

Based on the agenda set for fiscal year 2022, CAE dealt with the main themes related to the Company’s internal controls, evaluating the risk mitigation actions and the commitment of the senior management to its continuous improvement.

As a result of the meetings with the internal areas of the Company, the Statutory Audit Committee had the opportunity to offer the Board of Directors suggestions for improving the processes, overseeing the results already obtained in 2022.

Based on the work developed throughout the year, the CAE believes that the internal control system of the Company and its subsidiaries is appropriate for the size and complexity of its business and structured to ensure the efficiency of its operations, the systems that generate the financial reports, as well as compliance with the applicable internal and external regulations.

Corporate Risk Management

The members of the CAE, in the exercise of their legal attributions and responsibilities, received information from Management about the relevant corporate risks, including continuity risks, making their evaluations and recommendations to increase the effectiveness of the risk management processes, directly at the meetings of the Board of Directors, contributing to and ratifying the actions implemented in 2022.

Conclusion

The CAE considered the facts submitted to it on the occasion of the work carried out and described in this Report as adequate, recommending in its opinion the approval of the Company’s audited financial statements for the year ended December 31, 2022.

São Paulo, March 21, 2023

GERMÁN PASQUALE QUIROGA VILARDO

Full member of the Statutory Audit Committee

MARCELA DE PAIVA BOMFIM TEIXEIRA

Full member of the Statutory Audit Committee

PHILIP SCHIEMER

Full member of the Statutory Audit Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer